Form 1
Page 1
Execution
Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY): 05/14/2013

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely bas keep accurate books and records or otherwise to comply with the provisions of law applying to the condu would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOL



13035754

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box): 101 Hudson Street, Suite 1200
   Jersey City, New Jersey 07302
3. Provide the applicant's mailing address (if different):

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 17 2013
Division of Trading and Markets

4. Provide the applicant's business telephone and facsimile number:
   (201) 499-3700 (Telephone) (201) 499-0174 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Susan Ameel (Name) Chief Regulatory Officer (Title) (201) 499-0164 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Susan Ameel
   National Stock Exchange, Inc.
   101 Hudson Street, Suite 1200, Jersey City, New Jersey 07302
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 06/26/2006 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: D.C.L. 245 et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/14/2013 (MM/DD/YY) National Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) Susan Ameel, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 14 day of May (Month), 2013 (Year) by Philip J. Asaro (Notary Public)

My Commission expires 5/16/15 County of Suffolk State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

[signature]

PHILIP J. ASARO
Notary Public - State of New York
No. 01AS6241142
Qualified in Suffolk County
My Commission Expires May 16, 2015
Certificate filed in New York County

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit J

Officers, Directors, Members of Standing Committees
(from May 11, 2012 through May 10, 2013)

Current Officers:

David F. Harris	Director, Chairman, & Chief Executive Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Francis Corcoran	President, Chief Administrative Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
David Reed	Chief Operating Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Bruce Kulback	Chief Information Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Susan Ameel	Chief Regulatory Officer Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Jeremy Sanchez	Vice President, Regulation Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Philip M. Pinc	General Counsel, Secretary Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.

Current Officers (cont'd):

Francis Paulino	Vice President, Business Development Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange.
Michael Serafin	Vice President, Client Services Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange
Wendy Fumagalli	Vice President, Finance and Accounting Current term expires upon successor's appointment and qualification, or upon officer's earlier death, resignation, retirement or removal. Employee of the Exchange

Former Officers:

Christopher Solgan	Senior Regulatory Counsel Ceased Employment May 10, 2013. Former Employee of the Exchange.
Paul P. Smith	Vice President, Regulation Ceased Employment on October 26, 2012. Former employee of the Exchange.
Kenneth A. Hanson	Vice President, Finance Ceased Employment May 31, 2012. Former Employee of the Exchange.

Exhibit J (cont.)

Current Directors:

David F. Harris	Director, Chairman and Chief Executive Officer. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. CEO Director.
Craig Drill	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
John Faso	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Kathleen Hamm	Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Gordon Martin	Director. Service commenced on December 31, 2012 and expires at the Exchange's next Annual Meeting. Industry Director.
Thomas O'Mara	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. ETP Holder Director.
Jeffrey Brown	Director. Service commenced December 31, 2012 and current term expires at the Exchange's next Annual Meeting. ETP Holder Director.
Antoine Shagoury	Director. Service commenced February 10, 2012 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Michael Szymanski	Director. Service commenced December 30, 2011 and current term expires at the Exchange's next Annual Meeting. Non-Industry/Independent Director.
Gerald T. O'Connell	Director. Service commenced on March 27, 2012 and current term expires at the Exchange's next Annual Meeting. Industry Director.

Exhibit J (cont.)

Former Directors:

John Procopion	Service commenced on December 31, 2010 and expired December 31, 2012. Former ETP Holder Director.
Patrick Faye	Service commenced December 30, 2011 and expired on February 10, 2012. Former Industry Director.
Edward Provost	Service commenced February 10, 2012 and expired on March 27, 2012. Former Industry Director.

Exchange Committees

Executive Committee
Current Members
David Harris (Chairman), service commenced 2/10/12
Thomas O'Mara, service commenced 2/10/12
John Faso, service commenced 2/10/12
Kathleen Hamm, service commenced 2/10/12
Gerald T. O'Connell, service commenced 6/28/12

Executive Compensation Committee
Current Members
Antoine Shagoury (Chairman), service commenced 2/10/12
Craig Drill, service commenced 2/10/12
Michael Szymanski, service commenced 2/10/12

Governance & Nominating Committee
Current Members
John Faso (Chairman), service commenced 2/10/12
David Harris, service commenced 2/10/12 service
Craig Drill, service commenced 2/10/12
Jeffrey Brown, service commenced 03/27/13
Former Members
John Procopion, term ended 12/31/12

ETP Holder Director Nominating Committee
Current Members
Thomas O'Mara (Chairman), service commenced 12/30/11service
Jeffrey Brown, service commenced 03/27/13
Andrew O'Hara, service commenced 03/27/13
Former Members
John Procopion, term ended 12/31/12
Jeffery Shaw, term ended 03/27/13

Audit Committee
Current Members
Michael Szymanski (Chairman), service commenced 2/10/12
John Faso, service commenced 2/10/12
Antoine Shagoury, service commenced 2/10/12

Regulatory Oversight Committee
Current Members
Kathleen Hamm (Chairwoman), service commenced 2/10/12
John Faso, service commenced 2/10/12
Michael Szymanski, service commenced 2/10/12

Business Conduct Committee
Current Members
Anthony Seisser (Chairman), service commenced 6/28/12
Elizabeth H. Baird, service commenced 6/28/12
Richard Y. Roberts, service commenced 6/28/12

Appeals Committee
Current Members
Thomas O'Mara, service commenced 2/10/12
Craig Drill, service commenced 2/10/12
Jeffrey Brown, service commenced 03/27/13
Former Members
John Procopion, term ended 12/31/12